NEWS RELEASE

Clifton Star grants stock options

Quebec City, QUEBEC-- (April 25, 2012) – Clifton Star Resources Inc. ("Clifton Star" or the "Corporation") (TSXV-CFO; Deutsche Boerse-C3T) reports that, subject to regulatory approval, it has granted 500,000 incentive stock options to 4 officers and employees of the Corporation including the balance of options required to be issued under the President's contract as well as options for our recently-hired Vice President Exploration and Vice President Finance. In addition, 575,000 incentive stock options were granted to Directors.

All the incentive stock options granted today replace a similar number of incentive stock options that had been granted in the past and that recently expired unexercised. All the incentive stock options granted are exercisable at a price of $1.40 per share which is the closing price on the grant date. The incentive stock options are exercisable for a period of five years from the date of the grant (April 25, 2012).

One quarter of the incentive stock options vest immediately and the balance vest at a rate of 25% per six months over the next 18 months. Any shares issued under the option grant will be subject to a four-month hold period from the date of granting of the option (April 25, 2012), pursuant to the policies of the TSX Venture Exchange.

For further information please contact:

Michel F. Bouchard

Ross Glanville

President and CEO

Chairman of the Board

418-914-9922

604-617-1051

mbouchard@cfo-star.com

Neither the TSX Venture Exchange nor its Regulations Services Provider (as the term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.